NO ACT

DC
PE
1-11-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024866

Received SEC
FEB 13 2008
Washington, DC 20549

February 13, 2008

D. Scott Holley
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, TN 37238-3001

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2008

Re: Green Bankshares, Inc.
Incoming letter dated January 11, 2008

Dear Mr. Holley:

This is in response to your letter dated January 11, 2008 concerning the shareholder proposal submitted to Green Bankshares by Andrea Estelle Inman. We also have received a letter from the proponent dated January 15, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Andrea Estelle Inman
600 Cherry Drive, #3
Eugene, OR 97401-6644

BASS, BERRY & SIMS PLC
Attorneys at Law
A PROFESSIONAL LIMITED LIABILITY COMPANY
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-3001
(615) 742-6200

D. Scott Holley
PHONE: (615) 742-7721
FAX: (615) 742-2813
E-MAIL: sholley@bassberry.com

January 11, 2008

<u>**VIA FEDERAL EXPRESS**</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Green Bankshares, Inc. Shareholder Proposal Submitted by Andrea Estelle Inman

Ladies and Gentlemen:

Our client, Green Bankshares, Inc., a Tennessee corporation (the "Company"), has received from Andrea Estelle Inman (the "Proponent") a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (the "Proxy Materials"). A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit A. The Company believes that it properly may omit the Proposal from the Proxy Materials for the reasons discussed in this letter. The Company also hereby requests a waiver from the requirement of Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the Company files the Proxy Materials with the Securities and Exchange Commission (the "Commission").

A. Description of the Proposals

On December 20, 2007, the Company received from the Proponent a proposal in the form of a resolution stating that "[t]he shareholders request that our Board establish a rule (firmly specified in our charter or bylaws if feasible) that our director nominees must each receive support from at least fifty percent of share votes cast to obtain a seat on our board of directors.

Shareholders will be provided in the proxy materials with the director nominee names, SEC-required declarations, biographical sketches, and photographs."

B. Summary of the Company's Position

On behalf of the Company, we respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials, in reliance on those provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), discussed below. The Company has advised us as to the factual matters set forth herein.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have enclosed, on behalf of the Company, six (6) copies of this request letter and its attachments. We have also enclosed an additional copy of this letter, which we would appreciate having file stamped and returned to us in the enclosed, pre-paid envelope. As also required by Rule 14a-8(j), we are sending today a copy of this letter and its attachments to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials.

C. Proposal May Be Omitted Under Rule 14a-8(b)

On May 18, 2007, the Company merged with and thereby acquired Civitas BankGroup, Inc. ("Civitas"), with the Company remaining as the surviving entity. On that date, each share of Civitas common stock issued and outstanding was converted, at the election of each Civitas shareholder, into the right to receive cash, Company common stock, or a combination of cash and Company common stock subject, in each case, to certain adjustment procedures.

The eligibility requirements of Rule 14a-8(b) establish that a proponent must continuously have held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission. The Company, after consulting with its transfer agent, could find no record of the Proponent owning Company common stock prior to the effective time of the merger. In an attempt to confirm with the Proponent whether or not she had held shares of the Company's common stock prior to the effective time of the merger and for the required one year holding period, the Company sent a letter to the Proponent asking that the Proponent confirm, and provide evidence to the Company, that the Proponent had held the necessary amount of shares of the Company's common stock for a period of at least one year prior to the date of the Proponent's submission of her Proposal. A copy of this letter, which was delivered to the Proponent on December 29, 2007, is attached to this letter as Exhibit B. In response to the Company's request, the Proponent sent a letter to the Company that was received by the Company on January 3, 2008. This letter, a copy of which is attached to this letter as Exhibit C, indicates that the Proponent holds her shares of Company common stock in certificated form rather than in street name. Further, the letter does not assert that the Proponent has held her shares of Company common stock for the required one-year period. Instead, the Proponent suggests in her letter that she has held her shares of Civitas common stock for longer than one year and that the holding period for the Civitas common stock should be added to the holding period of the Proponent's Company common stock for purposes of determining whether or not she has satisfied the one-year holding period required under Rule 14a-8(b). As a result of its review of its shareholder record and the substance of the Proponent's letter dated January 2, 2008, the Company believes that the Proponent's share ownership and holding period for shares of the Company's common stock did not commence until May 18, 2007, the effective date of the merger. Therefore, the Proponent has not held the Company's securities for at least one year by the date of the Proposal's submission, and the Proponent has failed to demonstrate her eligibility to submit a shareholder proposal under Rule 14a-8 under the Exchange Act as a holder of Company common stock.

The Staff has repeatedly taken the position that when a proponent acquires shares of voting securities in connection with a plan of merger, as is the case in this situation, the transaction constitutes a separate sale and purchase of securities for the purposes of the federal securities laws. Therefore, ownership in the acquiring company's stock does not commence for purposes of Rule 14a-8 until the effective time of the merger. The Staff also has consistently granted no action relief in similar situations where the merger occurred less than one year before the shareholder proposal was submitted. See also, *Applied Power* (available October 4, 1999); *Sempra Energy* (available February 8, 1999), *Baker Hughes Incorporated* (available February 4, 1999), *Exelon Corporation* (available March 15, 2001), *Dow Chemical Company* (available February 26, 2002) and *AT&T Corp.* (available January 18, 2007).

Because the effective time of the merger of Civitas with and into the Company did not occur at least one year before the date of the Proposal's submission, the Proponent does not satisfy the one-year holding period required by Rule 14a-8(b) under the Exchange Act and, as such, is not eligible to submit the Proposal to the Company under Rule 14a-8 for inclusion in the Proxy Materials.

Good-Cause Exception to Rule 14a-8(j)(1)

The Company also respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) under the Exchange Act that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files the Proxy Materials with the Commission. Rule 14a-8(j)(1) under the Exchange Act provides that the Staff may permit the Company to seek relief from the 80-day deadline upon a showing that good cause exists for missing a deadline.

The Proposal was received by the Company on December 20, 2007. On December 27, 2007, the Company sent notices of defect to the Proponent notifying the Proponent of the procedural defects relating to the Proposal and requesting that the Proponent provide the proof of ownership required by Rule 14a-8. The Company received a response from the Proponent on January 3, 2008, but sufficient proof of ownership was not provided. The Company promptly requested that we begin preparing this request but is now within the 80-day deadline required by Rule 14a-8(j)(1) as the Company expects to file its Proxy Materials with the Commission on or before March 27, 2008. Because of the desire of the Company to give the Proponent sufficient time to confirm that she met the requirements of Rule 14a-8(b) and the fact that this response has been filed within a reasonable time after receiving the Proponent's response to the notices of defect, the Company respectfully requests that the Commission waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before it files the Proxy Materials with the Commission.

D. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible grounds for exclusion, we respectfully request that the Staff concur in the Company's judgment that the Proposal may be properly omitted from the Proxy Materials and confirm that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

Please do not hesitate to call me at (615) 742-7721, if I can be of any further assistance in this matter.

Sincerely,

D. Scott Holley

cc: Andrea Estelle Inman
600 Cherry Drive, #3
Eugene, Oregon 97401-6644

James E. Adams
Green Bankshares, Inc.
100 North Main Street
Greenville, Tennessee 37743

EXHIBIT A

Andrea Estelle Inman
Green Bankshares Owner of 551 Shares of Common Stock
600 Cherry Drive, #3
Eugene, Oregon 97401-6644
(541) 484-5982
coleinman@hotmail.com

December 19, 2007

Secretary
Green Bankshares, Inc.
100 North Main Street
P.O. Box 1120
Greeneville, Tennessee 37743

Dear Corporate Secretary:

The following is my stockholder's proposal for consideration at the Green Bankshares' 2008 Annual Meeting of Shareholders:

Stockholder Proposal Regarding Annual Election of Directors
Resolved: The shareholders recommend that all of our director nominees must be elected annually to obtain a seat on our board of directors; this includes eliminating any charter specifications or by-laws that may hinder annual elections. Shareholders will be provided in the proxy materials with the director nominee names, SEC-required declarations, biographical sketches, and photographs.

Stockholder's Statement Supporting Item
Currently, Green Bankshares stockholders only have the opportunity to vote upon roughly 1/3 of our directors in each annual election, raising accountability and control issues for many shareholders. In the vast majority of corporate board elections, stockholders have the opportunity to vote annually regarding all director nominees for the open board positions. Annual elections for all directors have been the standard in corporate governance for many years.

Arguments for annual elections for all directors are many:

1. All directors receive feedback every year from stockholders, the owners.

2. Directors become more accountable to stockholders, since they are slightly easier to replace if our bank underperforms.

3. Since our elections are typically uncontested, election results should remain the same if our bank performs well.

4. The likelihood of a larger bank offering the owners of Green Bankshares a high premium for our stock increases, maximizing shareholder wealth.

5. Staggered elections are arguably more about director control (avoiding being profitably taken over) than about maximizing stockholder wealth.

6. Since an increasing number of sophisticated investors and mutual funds invest in firms with corporate governance best practices, adopting annual director elections should help boost stock price.

Annual elections for all directors may increase our Green Bankshares stock price, via more stockholder control of our GreenBank investments. Corporate governance may improve most via better board elections, and this standard practical solution makes sense for nearly all Green Bankshares stockholders.

Please vote in favor of this positive stockholder proposal.

The above concludes my stockholder's proposal to be included in the proxy statement for the 2008 Annual Meeting of Shareholders. I have asked my husband and fellow stockholder (Frank Coleman Inman) to present this proposal at this meeting, and he has agreed; the SEC allows this. As I am submitting this proposal prior to the December 24, 2007 proxy statement deadline, the favor of a prompt reply is requested.

Of course, I intend to continually hold at least $2,000 worth of Green Bankshares common stock through the 2008 Green Bankshares annual stockholders' meeting, per SEC requirements for a stockholder's proposal.

Sincerely,

Andrea Estelle Inman

Andrea Estelle Inman

EXHIBIT B

GreenBankshares, Inc.

December 28, 2007

<u>VIA CERTIFIED MAIL</u>

Andrea Estelle Inman
600 Cherry Drive, #3
Eugene, Oregon 97401-6644

Dear Mrs. Inman:

On December 20, 2007, Green Bankshares, Inc. (the "Company") received from you a shareholder proposal (the "Shareholder Proposal") for inclusion in the Company's proxy statement to be sent to the Company's shareholders in connection with its 2008 annual meeting of shareholders (the "2008 Proxy Statement").

Rule 14a-8(b) of the Securities Exchange Act of 1934 (the "Exchange Act") requires that in order to make a shareholder proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal and you must continue to hold those securities through the date of the meeting. In addition, Rule 14-8(b) of the Exchange Act requires you to prove such ownership by submitting (i) a written statement that you intend to continue holding the shares through the date of the Company's annual or special meeting; and (ii) either (a) a written statement from the "record" holder of the securities in the event that the shares are held in "street name" (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year or (b) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement. As such, the Company is requesting that you provide written evidence complying with Rule 14a-8(b) that you have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the 2008 annual meeting of shareholders for at least one year prior to the date of your proposal. Please note that based on existing SEC No-Action letters (See *AT&T Corp* (January 18, 2007) and *Exelon* (March 15, 2001)) the Company is of the understanding that you may not include when calculating this one year period the period of time that you held shares of Civitas BankGroup, Inc., which entity was merged with and into the Company on May 18, 2007, but that you must satisfy the one-year holding period strictly with respect to shares of the Company's securities.

Pursuant to Rule 14a-8(f) of the Exchange Act, your revised request, including the required proof of ownership must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date you receive this notice of defect in order to be considered for inclusion in the 2008 Proxy Statement. If you do not submit such information within the proper timeframe, Rule 14a-8(f) of the Exchange Act allows the Company to exclude the Shareholder Proposal from the 2008 Proxy Statement.

Sincerely,

James E. Adams
Executive Vice President, Chief Financial
Officer and Assistant Secretary

EXHIBIT C

January 2, 2008

Andrea Estelle Inman
Green Bankshares, Inc. Owner of 551 Shares of Common Stock
600 Cherry Drive, #3
Eugene, Oregon 97401-6644
(541) 484-5982
coleinman@hotmail.com

Via Delivery Confirmation

James E. Adams
Exec. Vice President, CFO and Assistant Secretary
Green Bankshares, Inc.
325 West Joule Street
P.O. Box 369
Alcoa, TN 37701

Dear Mr. Adams,

Thank you for your letter of 12/28/07 seeking proof of holding Green Bankshares, Inc. for the continuous year of ownership required by the SEC. Civitas BankGroup, Inc. and Greene County Bancshares, Inc. merged on May 16 or 18, 2007 and formed Green Bankshares, Inc., our bank. In your letter, you seem to imply that my continuous multi-year ownership of at least $2000 worth of Civitas BankGroup, Inc. prior to our May 2007 merger does not count toward the SEC required year of continuous Green Bankshares, Inc. ownership. Would you also argue that former Greene County Bancshares stockholders can put forth stockholders' proposals for the 2008 Green Bankshares, Inc. stockholders' meeting? If so, then former Civitas BankGroup, Inc. stockholders are second class stockholders to former Greene County Bancshares stockholders. Where is this written in our merger agreement of last year?

I seek to have my stockholder's proposal included in the 2008 Proxy Statement. Should Green Bankshares, Inc. not include the timely submission of my stockholder's proposal, I plan to inform the SEC of this exclusion. The two SEC No-Action letters you cite in seemingly attempting to omit my proposal may not be relevant for several reasons. For one, our merger was between two corporations of far more similar size; I believe that AT&T really purchased their firm in question.

Even if Green Bankshares, Inc. convinces the SEC that the exclusion does not merit an SEC penalty, I plan to continue to hold all or at least enough Green Bancshares, Inc. stock to keep well above the $2,000 worth of SEC stock requirement and resubmit this mainstream proposal for better corporate governance. Thus, any exclusion in 2008 merely delays stockholder feedback. Why not embrace the positive change sought in my proposal? Our stock price may rise as a result, since an increasing number of institutional and other sophisticated investors only wish to buy stock in firms with corporate governance best practices.

Since you ask in your letter of 12/28/07 for proof of continuous ownership of our stock for at least one year, copies of Civitas BankGroup, Inc. and Green Bankshares, Inc. stock certificates and dividend receipts prove that I have continuously owned shares for many years of Green Bankshares, Inc. or one of its two predecessors, Civitas BankGroup, Inc. As to type of ownership, I have paper certificates held in my name, and I was never a Civitas director. You should already have documentation of my Civitas common stock ownership, since my 40.61% cash payout came from the original Civitas stock certificates I submitted last year. You should also have documentation of my continuous Green Bankshares, Inc. common stock ownership since our merger. I have received every quarter's dividend. Let me know should you need even more documentation. I am sending this reply to your return address on the Express Mail envelope.

I wish you a Happy New Year, and my fervent hope is that we have a prosperous 2008.

Sincerely,

Andrea Estelle Inman

Andrea Estelle Inman
Green Bankshares, Inc. Stockholder

Enclosed: Supporting Stock Ownership Materials

C 1985

CIVITAS BankGroup

CIVITAS BankGroup, Inc.

FRANKLIN, TENNESSEE

CUSIP 178871 10 9

THIS CERTIFIES THAT 13698
ANDREA ESTELLE INMAN
600 CHERRY DR #3
EUGENE OR 97401-6644

is the owner of **EIGHT**

SHARES OF THE COMMON STOCK $0.50 PAR VALUE OF

CIVITAS BANKGROUP, INC.

COMMON

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

This Certificate is not valid unless countersigned by the Transfer Agent.

IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers.

Dated:

MAY 27, 2005

CIVITAS BANKGROUP, INC. — A TENNESSEE CORPORATION

SECRETARY

PRESIDENT

Countersigned:
ILLINOIS STOCK TRANSFER COMPANY
(Chicago, Illinois)
Transfer Agent

By

Authorized Signature

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN – as joint tenants with right of survivorship and not as tenants in common

UTMA – ________ Custodian ________
(Cust) (Minor)
under Uniform Transfers to Minors
____
(State)

Additional abbreviations may also be used though not in the above list.

For value received, ________________ *hereby sell, assign and transfer unto*

TAXPAYER IDENTIFICATION NUMBER	PLEASE PRINT OR TYPE – NAME AND ADDRESS OF ASSIGNEE	SHARES

TAXPAYER IDENTIFICATION NUMBER	PLEASE PRINT OR TYPE – NAME AND ADDRESS OF ASSIGNEE	SHARES

of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint
________________ *Attorney to*
transfer the said stock on the books of the within-named Bank with full power of substitution in the premises.

Dated ________________ 19______

____
Signature(s)

____
Signature(s)

IMPORTANT

A NOTARY SEAL IS NOT ACCEPTABLE. THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION SUCH AS A COMMERCIAL BANK, TRUST COMPANY, SAVINGS AND LOAN, CREDIT UNION OR BROKER WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17AD-15.

NOTICE: THE SIGNATURE(S) ON THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME(S) AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.

____
Medallion Signature(s) guarantee:

CB 2970

Cumberland Bancorp, Inc.

CARTHAGE, TENNESSEE

CUSIP

THIS CERTIFIES THAT 13698
ANDREA ESTELLE INMAN
600 CHERRY DR #3
EUGENE OR 97401-6644

*3422**********
3422*******
3422*****
****3422*******
*****3422******

is the owner of *THREE THOUSAND FOUR HUNDRED TWENTY-TWO*

SHARES OF THE COMMON STOCK PAR VALUE OF

CUMBERLAND BANCORP, INC.

COMMON

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers.

Dated: DEC 21,2001

SECRETARY

CUMBERLAND BANCORP — A TENNESSEE CORPORATION

PRESIDENT

Countersigned:
ILLINOIS STOCK TRANSFER COMPANY
(Chicago, Illinois)
Transfer Agent

By
Authorized Signature

AMERICAN FINANCIAL PRINTING INCORPORATED - MINNEAPOLIS

1107 C 3285

CIVITAS BankGroup

CIVITAS BankGroup, Inc.

FRANKLIN, TENNESSEE

CUSIP 178871 10 9

THIS CERTIFIES THAT CMLCM13698

ANDREA ESTELLE INMAN
600 CHERRY DR #3
EUGENE OR 97401-6644

is the owner of **EIGHT**

SHARES OF THE COMMON STOCK $0.50 PAR VALUE OF

CIVITAS BANKGROUP, INC.

COMMON

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

This Certificate is not valid unless countersigned by the Transfer Agent.

IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers.

Dated: 11/18/2005

CIVITAS BANKGROUP, INC. A TENNESSEE CORPORATION

SECRETARY

PRESIDENT

Countersigned:
ILLINOIS STOCK TRANSFER COMPANY
(Chicago, Illinois)
Transfer Agent

By

Authorized Signature

AMERICAN FINANCIAL PRINTING INCORPORATED - MINNEAPOLIS

1107 C 3285

CIVITAS BankGroup

CIVITAS BankGroup, Inc.

FRANKLIN, TENNESSEE

CUSIP 178871 10 9

[redacted]

SHARES OF THE COMMON STOCK $0.50 PAR VALUE OF

CIVITAS BANKGROUP, INC.

COMMON

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

This Certificate is not valid unless countersigned by the Transfer Agent.

IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers.

Dated: 11/18/2005

CIVITAS BANKGROUP, INC. — A TENNESSEE CORPORATION

SECRETARY

PRESIDENT

Countersigned:
ILLINOIS STOCK TRANSFER COMPANY
(Chicago, Illinois)
Transfer Agent

By

Authorized Signature

AMERICAN FINANCIAL PRINTING INCORPORATED - MINNEAPOLIS

Questions about the enclosed securities should be directed to:

ILLINOIS STOCK TRANSFER COMPANY
209 W. JACKSON BLVD., SUITE 903 • CHICAGO, ILLINOIS 60606-6905
PHONE 312-427-2953 • 800-757-5755 • FAX 312-427-2879
www.illinoisstocktransfer.com

TICKET NUMBER 1107

ISSUE CIVITAS BANKGROUP INC COM

Herewith securities transferred as per your instructions. Contents are insured for replacement if lost in the mail.

CERTIFICATE PREFIX AND NUMBER	SHARES OR PRINCIPAL AMOUNT	ACCOUNT ID	CERTIFICATE PREFIX AND NUMBER	SHARES OR PRINCIPAL AMOUNT	ACCOUNT ID
C.3285	8.0000	CMLCM13698			

YOUR SECURITIES ARE VALUABLE - PLEASE PROTECT THEM!
IMPORTANT INFORMATION ON BOTH SIDES!
PLEASE RETAIN THIS TRANSMITTAL FOR YOUR TAX RECORDS.

For your records and possible income tax purposes we suggest you fill in date purchased _____/_____/_____ and amount paid $ ________

COMPANY/ISSUE ID CMLCM

DATE 11/18/2005

MAIL TO:

ANDREA ESTELLE INMAN
600 CHERRY DR #3
EUGENE OR 97401-6644

SPECIAL INSTRUCTIONS:

BROKER ID

CUSIP NUMBER

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN – as joint tenants with right of survivorship and not as tenants in common

UTMA – ______ Custodian ______
(Cust) (Minor)
under Uniform Transfers to Minors
______
(State)

Additional abbreviations may also be used though not in the above list.

For value received, ______ *hereby sell, assign and transfer unto*

TAXPAYER IDENTIFICATION NUMBER	PLEASE PRINT OR TYPE – NAME AND ADDRESS OF ASSIGNEE	
		SHARES

TAXPAYER IDENTIFICATION NUMBER	PLEASE PRINT OR TYPE – NAME AND ADDRESS OF ASSIGNEE	
		SHARES

of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ______ *Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.*

Dated ______ 20____

______
Signature(s)

______
Signature(s)

IMPORTANT

A NOTARY SEAL IS NOT ACCEPTABLE. THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION SUCH AS A COMMERCIAL BANK, TRUST COMPANY, SAVINGS AND LOAN, CREDIT UNION OR BROKER WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17AD-15.

NOTICE: THE SIGNATURE(S) ON THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME(S) AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.

______
Medallion Signature(s) guarantee:

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common
TEN ENT – as tenants by the entireties
JT TEN – as joint tenants with right of survivorship and not as tenants in common

UTMA – ______ Custodian ______
(Cust) (Minor)
under Uniform Transfers to Minors
______
(State)

Additional abbreviations may also be used though not in the above list.

For value received, ______________________ *hereby sell, assign and transfer unto*

TAXPAYER IDENTIFICATION NUMBER	PLEASE PRINT OR TYPE – NAME AND ADDRESS OF ASSIGNEE	
		SHARES

TAXPAYER IDENTIFICATION NUMBER	PLEASE PRINT OR TYPE – NAME AND ADDRESS OF ASSIGNEE	
		SHARES

of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint
______________________ *Attorney to*
transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated ______________ 20______

____
Signature(s)

____
Signature(s)

IMPORTANT

A NOTARY SEAL IS NOT ACCEPTABLE. THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION SUCH AS A COMMERCIAL BANK, TRUST COMPANY, SAVINGS AND LOAN, CREDIT UNION OR BROKER WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17AD-15.

NOTICE: THE SIGNATURE(S) ON THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME(S) AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.

____
Medallion Signature(s) guarantee:

C 2647 CIVITAS BankGroup

CUSIP 178871 10 9

CIVITAS BankGroup, Inc.

FRANKLIN, TENNESSEE

THIS CERTIFIES THAT 13698
ANDREA ESTELLE INMAN
600 CHERRY DR #3
EUGENE OR 97401-6644

is the owner of EIGHT

SHARES OF THE COMMON STOCK $0.50 PAR VALUE OF

CIVITAS BANKGROUP, INC.

COMMON

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

This Certificate is not valid unless countersigned by the Transfer Agent.

IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers.

Dated: AUG 26, 2005

CIVITAS BANKGROUP, INC. A TENNESSEE CORPORATION

SECRETARY

PRESIDENT

Countersigned:
ILLINOIS STOCK TRANSFER COMPANY
(Chicago, Illinois)
Transfer Agent

By

Authorized Signature

AMERICAN FINANCIAL PRINTING INCORPORATED - MINNEAPOLIS

C 2647

CIVITAS BankGroup

CIVITAS BankGroup, Inc.

FRANKLIN, TENNESSEE

CUSIP 178871 10 9

THIS CERTIFIES THAT 13698
ANDREA ESTELLE INMAN
600 CHERRY DR #3
EUGENE OR 97401-6641

8*********

is the owner of EIGHT

SHARES OF THE COMMON STOCK $0.50 PAR VALUE OF

CIVITAS BANKGROUP, INC.

COMMON

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

This Certificate is not valid unless countersigned by the Transfer Agent.

IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers.

Dated:

AUG 26, 2005

SECRETARY

CIVITAS BANKGROUP INC. A TENNESSEE CORPORATION

PRESIDENT

Countersigned:
ILLINOIS STOCK TRANSFER COMPANY
(Chicago, Illinois)
Transfer Agent

By

Authorized Signature

AMERICAN FINANCIAL PRINTING INCORPORATED - MINNEAPOLIS

YOUR SECURITIES ARE VALUABLE - PROTECT THEM

We have transferred the enclosed securities and registered them as instructed. You will want to take good care of them because replacing lost, stolen or destroyed securities is complicated, involving an affidavit, an indemnity bond executed by a surety company, which could be very costly to you, and a considerable waiting period; that is why we suggest the following safeguards.

1. *Put your certificates in a safe, fireproof place (a safe deposit box at a financial institution is an excellent choice).*
2. *Keep a separate record of your certificates to include exact registration, security description, cusip number, issuance date, certificate numbers, denominations, and the name of the transfer agent. Should your certificates become misplaced, this information will be of valuable help in replacing them.*
3. *If the certificates are lost or destroyed, be sure to notify us, the transfer agent, Immediately.*
4. *Don't endorse your certificates until the of delivery for sale or transfer. Instructions to properly endorse your certificates are shown below.*

1. To insure non-negotiability of your securities while in transit, enter your Brokerage Firm's name in the attorney space on the certificate.
2. Date signed by customer(s) on the certificate.
3. Signature(s) of customer(s) on the certificate (must be exactly as shown on the front of certificate).
4. A medallion guarantee of your signature(s) by your broker or an acceptable financial Institution.

For value received______________hereby sell, assign and transfer unto

____

name and address of transferee should be printed

______________________________________ Shares

of stock represented by the within Certificate and do hereby irrevocably constitute and appoint (1)________________________Attorney

to transfer the said stock on Books of the within names Corporation with full power of substitution in the premises.

Date (2)______________19___

(3) ____

NOTICE: The signature(s) on this assignment must correspond with the name(s) as written upon the face of the certificate, in every particular, without alteration or enlargement or any change whatever.

(4) ____

Medallion Guarantee

RECEIVED

2008 JAN 17 PM 3:36

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 15, 2008

Andrea Estelle Inman
Green Bankshares, Inc. Owner of 551 Shares of Common Stock
600 Cherry Drive, #3
Eugene, Oregon 97401-6644
(541) 484-5982
coleinman@hotmail.com

Via Priority Mail with Delivery Confirmation

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Green Bankshares, Inc. Shareholder Proposal Submitted by Andrea Estelle Inman

Ladies and Gentlemen:

I am seeking inclusion of my stockholder's proposal **(Exhibit A)** in the Green Bankshares, Inc. proxy materials for the 2008 Annual Meeting of Shareholders. Green Bankshares, Inc is seeking to exclude this timely submitted proposal penalty free.

Enclosed, beyond this letter, should be the same correspondence from GreenBank, the bank's lawyer, and myself (sent from Bass, Berry & Sims PLC) received by the SEC on 1/14/08, if you received it on the same day as myself.

Please note the incorrect description of my stockholder's proposal in the letter from Bass, Berry & Sims PLC at the bottom of page 1. My proposal **(Exhibit A)** is for annual director elections, **not** majority voting.

Supporting the inclusion of the stockholder's proposal is a letter **(Exhibit C)** proving the continuous multi-year ownership of Green Bankshares, Inc. or Civitas BankGroup, Inc. Civitas BankGroup, Inc. and Greene County Bancshares, Inc. were the two banks that **merged**, resulting in Green Bankshares, Inc. With this letter, I also sent Green Bankshares, Inc. a plethora of copied Green Bankshares, Inc. and Civitas BankGroup, Inc. common stock certificates and dividend receipts proving my continuous stock ownership for many years. My common stock certificates are held by me in paper form.

Since the two aforementioned banks in our merger (Civitas Bankgroup, Inc. and Greene County Bancshares, Inc.) were close enough in value that shareholders of each bank had to vote to approve the merger, I believe that the examples cited by Bass, Berry & Sims PLC (middle of page 3 of their letter) do not apply. Thus, I believe that I have met the SEC eligibility requirements (Rule 14a-8(b)) of holding at least $2,000 in market value of our stock for at least one year, and that Green Bankshares, Inc. does not have the right to exclude my proposal penalty free.

Like Green Bankshares, Inc., I am sending six (6) sets of this material to you. Please contact me for further information. Thank you.

Sincerely,

Andrea Estelle Inman

Andrea Estelle Inman
Green Bankshares, Inc. Stockholder

cc: James E. Adams
Green Bankshares, Inc.
100 North Main Street
Greeneville, Tennessee 37743

BASS, BERRY & SIMS PLC

Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY

D. Scott Holley

PHONE: (615) 742-7721
FAX: (615) 742-2813
E-MAIL: sholley@bassberry.com

315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-3001
(615) 742-6200

January 11, 2008

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Green Bankshares, Inc. Shareholder Proposal Submitted by Andrea Estelle Inman

Ladies and Gentlemen:

Our client, Green Bankshares, Inc., a Tennessee corporation (the "Company"), has received from Andrea Estelle Inman (the "Proponent") a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (the "Proxy Materials"). A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit A. The Company believes that it properly may omit the Proposal from the Proxy Materials for the reasons discussed in this letter. The Company also hereby requests a waiver from the requirement of Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the Company files the Proxy Materials with the Securities and Exchange Commission (the "Commission").

A. Description of the Proposals

On December 20, 2007, the Company received from the Proponent a proposal in the form of a resolution stating that "[t]he shareholders request that our Board establish a rule (firmly specified in our charter or bylaws if feasible) that our director nominees must each receive support from at least fifty percent of share votes cast to obtain a seat on our board of directors.

Shareholders will be provided in the proxy materials with the director nominee names, SEC-required declarations, biographical sketches, and photographs."

B. Summary of the Company's Position

On behalf of the Company, we respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials, in reliance on those provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), discussed below. The Company has advised us as to the factual matters set forth herein.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have enclosed, on behalf of the Company, six (6) copies of this request letter and its attachments. We have also enclosed an additional copy of this letter, which we would appreciate having file stamped and returned to us in the enclosed, pre-paid envelope. As also required by Rule 14a-8(j), we are sending today a copy of this letter and its attachments to the Proponent as notice of the Company's intention to omit the Proposal from the Proxy Materials.

C. Proposal May Be Omitted Under Rule 14a-8(b)

On May 18, 2007, the Company merged with and thereby acquired Civitas BankGroup, Inc. ("Civitas"), with the Company remaining as the surviving entity. On that date, each share of Civitas common stock issued and outstanding was converted, at the election of each Civitas shareholder, into the right to receive cash, Company common stock, or a combination of cash and Company common stock subject, in each case, to certain adjustment procedures.

The eligibility requirements of Rule 14a-8(b) establish that a proponent must continuously have held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission. The Company, after consulting with its transfer agent, could find no record of the Proponent owning Company common stock prior to the effective time of the merger. In an attempt to confirm with the Proponent whether or not she had held shares of the Company's common stock prior to the effective time of the merger and for the required one year holding period, the Company sent a letter to the Proponent asking that the Proponent confirm, and provide evidence to the Company, that the Proponent had held the necessary amount of shares of the Company's common stock for a period of at least one year prior to the date of the Proponent's submission of her Proposal. A copy of this letter, which was delivered to the Proponent on December 29, 2007, is attached to this letter as Exhibit B. In response to the Company's request, the Proponent sent a letter to the Company that was received by the Company on January 3, 2008. This letter, a copy of which is attached to this letter as Exhibit C, indicates that the Proponent holds her shares of Company common stock in certificated form rather than in street name. Further, the letter does not assert that the Proponent has held her shares of Company common stock for the required one-year period. Instead, the Proponent suggests in her letter that she has held her shares of Civitas common stock for longer than one year and that the holding period for the Civitas common stock should be added to the holding period of the Proponent's Company common stock for purposes of determining whether or not she has satisfied the one-year holding period required under Rule 14a-8(b). As a result of its review of its shareholder record and the substance of the Proponent's letter dated January 2, 2008, the Company believes that the Proponent's share ownership and holding period for shares of the Company's common stock did not commence until May 18, 2007, the effective date of the merger. Therefore, the Proponent has not held the Company's securities for at least one year by the date of the Proposal's submission, and the Proponent has failed to demonstrate her eligibility to submit a shareholder proposal under Rule 14a-8 under the Exchange Act as a holder of Company common stock.

The Staff has repeatedly taken the position that when a proponent acquires shares of voting securities in connection with a plan of merger, as is the case in this situation, the transaction constitutes a separate sale and purchase of securities for the purposes of the federal securities laws. Therefore, ownership in the acquiring company's stock does not commence for purposes of Rule 14a-8 until the effective time of the merger. The Staff also has consistently granted no action relief in similar situations where the merger occurred less than one year before the shareholder proposal was submitted. See also, *Applied Power* (available October 4, 1999); *Sempra Energy* (available February 8, 1999), *Baker Hughes Incorporated* (available February 4, 1999), *Exelon Corporation* (available March 15, 2001), *Dow Chemical Company* (available February 26, 2002) and *AT&T Corp.* (available January 18, 2007).

Because the effective time of the merger of Civitas with and into the Company did not occur at least one year before the date of the Proposal's submission, the Proponent does not satisfy the one-year holding period required by Rule 14a-8(b) under the Exchange Act and, as such, is not eligible to submit the Proposal to the Company under Rule 14a-8 for inclusion in the Proxy Materials.

Good-Cause Exception to Rule 14a-8(j)(1)

The Company also respectfully requests that the Staff waive the requirement under Rule 14a-8(j)(1) under the Exchange Act that the Company file its reasons for excluding the Proposal no later than 80 calendar days before it files the Proxy Materials with the Commission. Rule 14a-8(j)(1) under the Exchange Act provides that the Staff may permit the Company to seek relief from the 80-day deadline upon a showing that good cause exists for missing a deadline.

The Proposal was received by the Company on December 20, 2007. On December 27, 2007, the Company sent notices of defect to the Proponent notifying the Proponent of the procedural defects relating to the Proposal and requesting that the Proponent provide the proof of ownership required by Rule 14a-8. The Company received a response from the Proponent on January 3, 2008, but sufficient proof of ownership was not provided. The Company promptly requested that we begin preparing this request but is now within the 80-day deadline required by Rule 14a-8(j)(1) as the Company expects to file its Proxy Materials with the Commission on or before March 27, 2008. Because of the desire of the Company to give the Proponent sufficient time to confirm that she met the requirements of Rule 14a-8(b) and the fact that this response has been filed within a reasonable time after receiving the Proponent's response to the notices of defect, the Company respectfully requests that the Commission waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before it files the Proxy Materials with the Commission.

D. Conclusion

For the foregoing reasons, and without addressing or waiving any other possible grounds for exclusion, we respectfully request that the Staff concur in the Company's judgment that the Proposal may be properly omitted from the Proxy Materials and confirm that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from the Proxy Materials.

Please do not hesitate to call me at (615) 742-7721, if I can be of any further assistance in this matter.

Sincerely,

D. Scott Holley

cc: Andrea Estelle Inman
600 Cherry Drive, #3
Eugene, Oregon 97401-6644

James E. Adams
Green Bankshares, Inc.
100 North Main Street
Greenville, Tennessee 37743

EXHIBIT A

Andrea Estelle Inman
Green Bankshares Owner of 551 Shares of Common Stock
600 Cherry Drive, #3
Eugene, Oregon 97401-6644
(541) 484-5982
coleinman@hotmail.com

December 19, 2007

Secretary
Green Bankshares, Inc.
100 North Main Street
P.O. Box 1120
Greeneville, Tennessee 37743

Dear Corporate Secretary:

The following is my stockholder's proposal for consideration at the Green Bankshares' 2008 Annual Meeting of Shareholders:

Stockholder Proposal Regarding Annual Election of Directors
Resolved: The shareholders recommend that all of our director nominees must be elected annually to obtain a seat on our board of directors; this includes eliminating any charter specifications or by-laws that may hinder annual elections. Shareholders will be provided in the proxy materials with the director nominee names, SEC-required declarations, biographical sketches, and photographs.

Stockholder's Statement Supporting Item
Currently, Green Bankshares stockholders only have the opportunity to vote upon roughly 1/3 of our directors in each annual election, raising accountability and control issues for many shareholders. In the vast majority of corporate board elections, stockholders have the opportunity to vote annually regarding all director nominees for the open board positions. Annual elections for all directors have been the standard in corporate governance for many years.

Arguments for annual elections for all directors are many:

1. All directors receive feedback every year from stockholders, the owners.

2. Directors become more accountable to stockholders, since they are slightly easier to replace if our bank underperforms.

3. Since our elections are typically uncontested, election results should remain the same if our bank performs well.

4. The likelihood of a larger bank offering the owners of Green Bankshares a high premium for our stock increases, maximizing shareholder wealth.

5. Staggered elections are arguably more about director control (avoiding being profitably taken over) than about maximizing stockholder wealth.

6. Since an increasing number of sophisticated investors and mutual funds invest in firms with corporate governance best practices, adopting annual director elections should help boost stock price.

Annual elections for all directors may increase our Green Bankshares stock price, via more stockholder control of our GreenBank investments. Corporate governance may improve most via better board elections, and this standard practical solution makes sense for nearly all Green Bankshares stockholders.

Please vote in favor of this positive stockholder proposal.

The above concludes my stockholder's proposal to be included in the proxy statement for the 2008 Annual Meeting of Shareholders. I have asked my husband and fellow stockholder (Frank Coleman Inman) to present this proposal at this meeting, and he has agreed; the SEC allows this. As I am submitting this proposal prior to the December 24, 2007 proxy statement deadline, the favor of a prompt reply is requested.

Of course, I intend to continually hold at least $2,000 worth of Green Bankshares common stock through the 2008 Green Bankshares annual stockholders' meeting, per SEC requirements for a stockholder's proposal.

Sincerely,

Andrea Estelle Inman

Andrea Estelle Inman

EXHIBIT B

GreenBankshares, Inc.

December 28, 2007

VIA CERTIFIED MAIL

Andrea Estelle Inman
600 Cherry Drive, #3
Eugene, Oregon 97401-6644

Dear Mrs. Inman:

On December 20, 2007, Green Bankshares, Inc. (the "Company") received from you a shareholder proposal (the "Shareholder Proposal") for inclusion in the Company's proxy statement to be sent to the Company's shareholders in connection with its 2008 annual meeting of shareholders (the "2008 Proxy Statement").

Rule 14a-8(b) of the Securities Exchange Act of 1934 (the "Exchange Act") requires that in order to make a shareholder proposal, you must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal and you must continue to hold those securities through the date of the meeting. In addition, Rule 14-8(b) of the Exchange Act requires you to prove such ownership by submitting (i) a written statement that you intend to continue holding the shares through the date of the Company's annual or special meeting; and (ii) either (a) a written statement from the "record" holder of the securities in the event that the shares are held in "street name" (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year or (b) a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement. As such, the Company is requesting that you provide written evidence complying with Rule 14a-8(b) that you have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the 2008 annual meeting of shareholders for at least one year prior to the date of your proposal. Please note that based on existing SEC No-Action letters (See *AT&T Corp* (January 18, 2007) and *Exelon* (March 15, 2001)) the Company is of the understanding that you may not include when calculating this one year period the period of time that you held shares of Civitas BankGroup, Inc., which entity was merged with and into the Company on May 18, 2007, but that you must satisfy the one-year holding period strictly with respect to shares of the Company's securities.

Pursuant to Rule 14a-8(f) of the Exchange Act, your revised request, including the required proof of ownership must be postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date you receive this notice of defect in order to be considered for inclusion in the 2008 Proxy Statement. If you do not submit such information within the proper timeframe, Rule 14a-8(f) of the Exchange Act allows the Company to exclude the Shareholder Proposal from the 2008 Proxy Statement.

Sincerely,

James E. Adams
Executive Vice President, Chief Financial
Officer and Assistant Secretary

EXHIBIT C

6675966.1

January 2, 2008

Andrea Estelle Inman
Green Bankshares, Inc. Owner of 551 Shares of Common Stock
600 Cherry Drive, #3
Eugene, Oregon 97401-6644
(541) 484-5982
coleinman@hotmail.com

Via Delivery Confirmation

James E. Adams
Exec. Vice President, CFO and Assistant Secretary
Green Bankshares, Inc.
325 West Joule Street
P.O. Box 369
Alcoa, TN 37701

Dear Mr. Adams,

Thank you for your letter of 12/28/07 seeking proof of holding Green Bankshares, Inc. for the continuous year of ownership required by the SEC. Civitas BankGroup, Inc. and Greene County Bancshares, Inc. merged on May 16 or 18, 2007 and formed Green Bankshares, Inc., our bank. In your letter, you seem to imply that my continuous multi-year ownership of at least $2000 worth of Civitas BankGroup, Inc. prior to our May 2007 merger does not count toward the SEC required year of continuous Green Bankshares, Inc. ownership. Would you also argue that former Greene County Bancshares stockholders can put forth stockholders' proposals for the 2008 Green Bankshares, Inc. stockholders' meeting? If so, then former Civitas BankGroup, Inc. stockholders are second class stockholders to former Greene County Bancshares stockholders. Where is this written in our merger agreement of last year?

I seek to have my stockholder's proposal included in the 2008 Proxy Statement. Should Green Bankshares, Inc. not include the timely submission of my stockholder's proposal, I plan to inform the SEC of this exclusion. The two SEC No-Action letters you cite in seemingly attempting to omit my proposal may not be relevant for several reasons. For one, our merger was between two corporations of far more similar size; I believe that AT&T really purchased their firm in question.

Even if Green Bankshares, Inc. convinces the SEC that the exclusion does not merit an SEC penalty, I plan to continue to hold all or at least enough Green Bancshares, Inc. stock to keep well above the $2,000 worth of SEC stock requirement and resubmit this mainstream proposal for better corporate governance. Thus, any exclusion in 2008 merely delays stockholder feedback. Why not embrace the positive change sought in my proposal? Our stock price may rise as a result, since an increasing number of institutional and other sophisticated investors only wish to buy stock in firms with corporate governance best practices.

Since you ask in your letter of 12/28/07 for proof of continuous ownership of our stock for at least one year, copies of Civitas BankGroup, Inc. and Green Bankshares, Inc. stock certificates and dividend receipts prove that I have continuously owned shares for many years of Green Bankshares, Inc. or one of its two predecessors, Civitas BankGroup, Inc. As to type of ownership, I have paper certificates held in my name, and I was never a Civitas director. You should already have documentation of my Civitas common stock ownership, since my 40.61% cash payout came from the original Civitas stock certificates I submitted last year. You should also have documentation of my continuous Green Bankshares, Inc. common stock ownership since our merger. I have received every quarter's dividend. Let me know should you need even more documentation. I am sending this reply to your return address on the Express Mail envelope.

I wish you a Happy New Year, and my fervent hope is that we have a prosperous 2008.

Sincerely,

Andrea Estelle Inman

Andrea Estelle Inman
Green Bankshares, Inc. Stockholder

Enclosed: Supporting Stock Ownership Materials

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Green Bankshares, Inc.
Incoming letter dated January 11, 2008

The proposal relates to the annual election of directors.

There appears to be some basis for your view that Green Bankshares may exclude the proposal under rule 14a-8(b), because at the time the proponent submitted the proposal, she did not own for one year 1% or $ 2,000 in market value of Green Bankshares securities entitled to be voted at the meeting, as required by rule 14a-8(b). We note in particular that the proponent acquired shares of Green Bankshares voting securities in connection with a plan of merger involving Green Bankshares. In light of the fact that the transaction in which the proponent acquired these shares appears to constitute a separate sale and purchase of securities for the purposes of the federal securities laws, it is our view that the proponent's holding period for Green Bankshares shares did not commence earlier than May 18, 2007, the effective time of the merger. Accordingly, we will not recommend enforcement action to the Commission if Green Bankshares omits the proposal from its proxy materials in reliance on rule 14a-8(b).

We note that Green Bankshares did not file its statement of objections to including the proposal at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

William A. Hines
Special Counsel

END